December 5, 2012

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On September 26, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, GL Macro Performance Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on November 15, 2012, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Marked copies of the prospectus and SAI are also attached for your convenience.

Prospectus:

Fund Summary

Comment 1.  In footnote 4 to the fee table, it is noted that short selling expenses are excluded from the expense cap.  Please confirm supplementally that, if the Fund incurs any short selling expenses, those expenses will be included in the fee table.

Response.  The Registrant so confirms.

Comment 2.  In footnote 4 to the fee table, the expiration date of the expense limitation arrangement is not provided.  Please confirm supplementally that the date will be at least one year from the date of the prospectus.

Response. The Registrant so confirms.

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Comment 3. In Principal Investment Strategies, it states that the Fund will invest in mortgage-backed securities, but the Fund is not concentrated.  The Staff considers mortgage-backed securities to be an industry, so please confirm supplementally that the Fund will not invest more than 25% of the Fund’s assets in mortgage-backed securities.

Response.  The Registrant so confirms.

Comment 4.  In Principal Investment Strategies, it states that the Fund may borrow money.  Please confirm supplementally that the Registrant is aware that interest expenses from these loans must be included in the fee table when applicable.  If the Fund will engage in borrowing in the first year, please include it in this fee table.

Response. The Fund does not expect to borrow money in the first year, but will include it in the fee able when it becomes applicable.

Comment 5.  In Principal Investment Strategies, it mentions investments in derivatives in the first sentence of the last paragraph. Please state supplementally whether investments in derivatives is expected to be significant.  If so, provide appropriate risk disclosure and a description regarding when derivatives will be used.

Response.  The Fund will invest in futures and options, and a description regarding the circumstances under which they are used is already provided in the second paragraph in Principal Investment Strategies.  Risk factors are also already provided for futures and options.

Management

Comment 6.  In Performance-Based Management Fee, in the first paragraph, it states that there is a base rate of 1.00% and a maximum performance adjustment of 1.00%.  Does this mean that the management fee will vary from 0% to 2%?  If so, state so explicitly.  If not, clarify the disclosure to explain what the range is.

Response.  The Registrant has revised the disclosure as shown below:

“Pursuant to an advisory agreement between the Fund and GL Capital Partners, the Fund pays the adviser a variable performance-based management fee.  This fee is comprised of an annual base rate of 1.00% of the Fund's average daily net assets (the fulcrum fee), subject to a performance adjustment, in accordance with a rate schedule.  The maximum performance adjustment is 1.00% of the Fund's average daily net assets.  The management fee may vary from 0.00% to 2.00% of the Fund’s average daily net assets. The performance adjustment either increases or decreases the management fee, depending on how well the Fund has performed relative to the Fund's benchmark, which composed of equal weights of the (1) Standard and Poor's 500 Index, (2) Barclays Capital U.S. Aggregate Bond Index and (3) BofA Merrill Lynch U. S. Treasury Bill Index

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over a performance period (the "Index").  The performance period is the most recent 12-month period (i.e., a rolling 12-month period).”

Comment 7.  In Performance-Based Management Fee, in the first paragraph, it states that the Fund’s benchmark for determining the performance-based management fee is comprised of (1) Standard and Poor's 500 Index, (2) Barclays Capital U.S. Aggregate Bond Index and (3) BofA Merrill Lynch U. S. Treasury Bill Index over the most recent 12-month period.  Explain supplementally why this is an appropriate benchmark given the Fund’s long and short strategy, particularly the BofA Merrill Lynch U. S. Treasury Bill Index.

Response.  The Registrant believes that the blended index presented is the most appropriate for the Fund given the Fund’s expected mix of equity securities, fixed income securities and cash.  Each of the three indices included in the blend were selected to represent similar risk attributes as each portion of the Fund’s holdings. The BofA Merrill Lynch U. S. Treasury Bill Index was included in the blended index because it has similar risk attributes to the cash portion of the Fund’s portfolio.

Frequent Purchases and Redemptions of Fund Shares

Comment 8.  In the third paragraph, it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

SAI:

Investment Adviser

Comment 9.  Clarify in the description of the performance-based management fee how the benchmark is calculated and what “equally weighted” means.

Response.  The Registrant has revised the disclosure to add a new paragraph four as follows:

“The benchmark is calculated as an equal weighted average of the (1) Standard and Poor's 500 Index, (2) Barclays Capital U.S. Aggregate Bond Index and (3)

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BofA Merrill Lynch U. S. Treasury Bill Index.    Each index will be weighted as 1/3 of the blended benchmark index, so the returns for each component index will be added together and divided by 3 to get the returns of the blended benchmark index for a given period.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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